SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2011

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2011, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 19, 2011, entitled "DRDGOLD ANNOUNCES THE TRANSFER OF LISTING FROM NASDAQ TO NYSE".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 19, 2011

By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

DRDGOLD ANNOUNCES THE TRANSFER OF LISTING FROM NASDAQ TO NYSE

Johannesburg, South Africa. 19 December 2011. DRDGOLD Limited (DRDGOLD; JSE: DRD, **NASDAQ: DROOY),** the world's largest producer of gold from surface retreatment, today announced the pending transfer of the listing of its common stock from the NASDAQ Global Select market ("NASDAQ") to the New York Stock Exchange ("NYSE") ("Transfer"). Following the Transfer, the Company will still retain its primary listing on the exchange operated by JSE Limited.

The Company expects to begin trading on the NYSE on 30 December 2011 under the new ticker symbol "DRD".

Until the transfer is complete, the Company's common stock will continue to trade under the symbol "DROOY" on NASDAQ.

Niël Pretorius, Chief Executive Officer of DRDGOLD, said: "We are now close to completing our strategy-driven transition from an operator of both deep-level, underground gold mines and surface retreatment operations in South Africa to an operator of lower-risk, lower- cost, higher-margin surface and near-surface gold recovery operations in South Africa and elsewhere in Africa. We look forward to the NYSE providing us with all of the support we need in furthering the US investor community's appreciation of DRDGOLD as an attractive, gold-based value proposition."

"We welcome DRDGOLD's decision to join NYSE Euronext's growing community of listed companies and premier gold company listing franchise," said Scott Cutler, EVP and Head of Listings, Americas, NYSE Euronext. "DRDGOLD is the world's largest producer of gold from surface retreatment, and we look forward to being a valued partner in the company's future growth by providing the highest quality markets and services."

About DRDGOLD:

DRDGOLD Limited is a mid-tier, unhedged producer of gold, mainly from surface retreatment operations. In 2011, the company produced a total of 265 179 ounces, and declared attributable Mineral Resources of 60.2 million ounces and attributable Mineral Reserves of 7.3 million ounces.

Forward-looking statements

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements included in this media release, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled 'Risk Factors' included in our annual report for the fiscal year ended 30 June 2011, which we filed with the United States Securities and Exchange Commission on 28 October 2011 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

Roodepoort
19 December 2011

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